[Letterhead of PalmSource]

March 24, 2005

VIA EDGAR SUBMISSION AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	PalmSource, Inc. (the “Company”) Registration Statement on Form S-3 (the “Registration Statement”) File No. 333-122572

Ladies and Gentlemen:

In connection with the above captioned Registration Statement, the undersigned respectfully requests that the effectiveness of the Registration Statement be accelerated to 1:00 p.m. EST on March 29, 2005, or as soon thereafter as is practicable.

Sincerely yours,

PALMSOURCE, INC.

By:	/s/ Jeanne Seeley
Name: Jeanne Seeley
Title: Chief Financial Officer